Exhibit 4.9

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of February 20, 2020, PPG Industries, Inc. (the “Company”) has four classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) its common stock, par value $1.66 2/3 per share (the “Common Stock”); (2) its 0.875% Notes due 2022 (the “2022 Notes”); (3) its 0.875% Notes due 2025 (the “2025 Notes”); and (4) its 1.400% Notes due 2027 (the “2027 Notes” and together with the 2022 Notes and the 2025 Notes, the “Notes”).
Description of the Common Stock
The following description of the Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), and the Company’s Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.9 is a part. The Company encourages interested parties to read the Articles of Incorporation, the Bylaws and the applicable provisions of the Pennsylvania Business Corporation Law for additional information.
Authorized Capital Shares
The Company’s authorized capital shares consist of 1,200,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, without par value (the “Preferred Stock”). The outstanding shares of the Common Stock are fully paid and nonassessable.
Voting Rights
Holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of the Company’s shareholders, including the election of directors. There are no cumulative voting rights associated with the Common Stock.
Dividend Rights
Subject to the rights of holders of outstanding shares of the Preferred Stock, if any, the holders of the Common Stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors in its discretion out of funds legally available for the payment of dividends.
Liquidation Rights
Subject to any preferential rights of outstanding shares of the Preferred Stock, if any, holders of the Common Stock will be entitled to share ratably in any of the Company’s assets legally available for distribution to the Company’s shareholders after the payment in full of all debts and distributions in the event of the dissolution of the Company.

Other Rights and Preferences
There are no sinking fund or redemption provisions or preemptive, conversion or exchange rights applicable to the Common Stock.
Listing
The Common Stock is listed on The New York Stock Exchange and trades under the symbol “PPG.”

Description of the Notes
The following description of the Notes is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Indenture, dated as of March 18, 2008 (the “Base Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as supplemented by (i) the First Supplemental Indenture, dated as of March 18, 2008 (the “First Supplemental Indenture”), (ii) in the case of the 2022 Notes and the 2027 Notes, also by the Fifth Supplemental Indenture, dated as of March 13, 2015 (the “Fifth Supplemental Indenture”), and (iii) in the case of the 2025 Notes, also by the Sixth Supplemental Indenture, dated as of November 3, 2016 (the “Sixth Supplemental Indenture”). The Base Indenture, the First Supplemental Indenture, the Fifth Supplemental Indenture and the Sixth Supplemental Indenture are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.9 is a part. The 2022 Notes, the 2025 Notes and the 2027 Notes each are listed on The New York Stock Exchange and trade under the bond trading symbols of “PPG22,” “PPG25” and “PPG27,” respectively.
In the following description, the Base Indenture as supplemented through the date of the filing of the Annual Report on Form 10-K of which this Exhibit 4.9 is a part is referred to as the “Indenture.” The Company encourages interested parties to read the Indenture for additional information.

General
The 2022 Notes, the 2025 Notes and the 2027 Notes each initially were issued in the aggregate principal amount of €600,000,000. The Company is permitted to issue additional Notes of each series without the consent of the holders of that series, but the Company will not issue such additional Notes unless they are fungible for U.S. federal income tax purposes with the relevant series of Notes or are issued under a different CUSIP number. As of February 20, 2020, no such additional Notes have been issued.
The Notes are the Company’s direct, unsecured and unsubordinated obligations and rank equally and ratably with all of the Company’s other unsecured and unsubordinated indebtedness. The Notes are effectively subordinated to all of the Company’s current and future secured indebtedness.
The maturity dates of the 2022 Notes, the 2025 Notes and the 2027 Notes are March 13, 2022, November 3, 2025 and March 13, 2027, respectively.

The Notes of each series are in the form of one or more global notes that the Company has deposited with or on behalf of a common depositary for the accounts of Clearstream Banking, société anonyme (“Clearstream”) and Euroclear Bank, S.A./N.V. (“Euroclear”) and are registered in the name of the nominee of the common depositary. The Company has appointed The Bank of New York Mellon, London Branch to act as paying agent, registrar and transfer agent in connection with the Notes, as well as to serve as the common depositary for the Notes. The Bank of New York Mellon, London Branch is an affiliate of the Trustee. The term “paying agent” includes The Bank of New York Mellon, London Branch and any successors appointed from time to time in accordance with the provisions of the Indenture. The Company has designated as an agency where the Notes may be presented for payment, exchange or registration of transfer, in each case as provided in the Indenture, the office of the paying agent at One Canada Square, London E14 5AL.
The Notes of each series were issued in euro and only in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.
The Notes are not redeemable at the option of the holder prior to maturity and are not subject to any sinking fund.
Interest and Principal
The 2022 Notes and the 2027 Notes each bear interest from March 13, 2015 at fixed interest rates of 0.875% and 1.400% per annum, respectively. The 2025 Notes bear interest from November 3, 2016 at a fixed interest rate of 0.875% per annum. Interest is paid annually on March 13 for the 2022 Notes and the 2027 Notes and on November 3 for the 2025 Notes, including on the maturity date of each series of Notes (each an “interest payment date”). The Company will pay interest on the Notes to the persons in whose names the Notes are registered at the close of business on the February 26 or October 19, as applicable (in each case, whether or not a business day), immediately preceding the related interest payment date. Interest on each series of Notes will be computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the applicable series of Notes, to but excluding the next date on which interest is paid or duly provided for. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association.
The Company will pay the principal of and interest on each note to the registered holder in euro in immediately available funds; provided that, if the euro is unavailable to the Company due to the imposition of exchange controls or other circumstances beyond the Company’s control or if the euro is no longer being used by the then member states of the Eurozone (other than Greece) or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the Company or so used. In such circumstances, the amount payable on any date in euro will be converted into U.S. dollars on the basis of the most recently available market exchange rate for euro, as determined by the Company in its sole discretion. Any payment in respect of the Notes so made in U.S. dollars will not constitute an event of default under any series of the Notes or the Indenture. So long as the Notes of a particular series are in book-entry form, the Company will make payments of principal and interest with respect to that series of Notes through the London paying agent described below.
Optional Redemption
Prior to December 13, 2021, the 2022 Notes are redeemable in whole or in part, at the Company’s option, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2022 Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest thereon discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, plus 15 basis points, plus accrued interest thereon to the date of redemption. On or after December 13, 2021, the Company may redeem some or all of the 2022 Notes, in whole or in part, at its option, at any time and from time to time at a redemption price equal to 100% of the principal amount of the 2022 Notes to be redeemed, plus accrued interest thereon to the date of redemption.
Prior to August 3, 2025, the 2025 Notes are redeemable in whole or in part, at the Company’s option, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2025 Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest thereon discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, plus 15 basis points, plus accrued interest thereon to the date of redemption. On or after August 3, 2025, the Company may redeem some or all of the 2025 notes, in whole or in part, at its option, at any time and from time to time at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest thereon to the date of redemption.
Prior to December 13, 2026, the 2027 Notes are redeemable in whole or in part, at the Company’s option, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest thereon discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, plus 20 basis points, plus accrued interest thereon to the date of redemption. On or after December 13, 2026, the Company may redeem some or all of the 2027 Notes, in whole or in part, at its option, at any time and from time to time at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued interest thereon to the date of redemption.
The redemption price for the Notes will include, in each case, accrued and unpaid interest on the principal amount of the Notes to be redeemed to the redemption date. The redemption price paid for the Notes upon any such redemption will be paid in euro.
“Comparable Government Bond Rate” means, with respect to any redemption date for each series of Notes, the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond (as defined below) on the basis of the middle market price of the

Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Company.
“Comparable Government Bond” means, with respect to each series of Notes, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by us, a German government bond whose maturity is closest to the maturity of the Notes to be redeemed, or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by the Company, determine to be appropriate for determining the Comparable Government Bond Rate.
“Remaining Scheduled Payments” means, with respect to each series of Notes to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Notes, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.
Unless the Company defaults in payment of the applicable redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption. If less than all of any series of Notes are to be redeemed, the Notes of the series to be redeemed will be selected by the trustee by such method the trustee deems to be fair and appropriate in accordance with applicable depositary procedures.
Redemption for Tax Reasons
If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority in the United States), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, the Company will become obligated to pay additional amounts as described below under the heading “- Payment of Additional Amounts” with respect to the Notes, then the Company may at any time at the Company’s option redeem, in whole, but not in part, the Notes at a redemption price equal to 100% of their principal amount, together with accrued and unpaid interest (including any additional amounts) on those Notes to, but not including, the date fixed for redemption.
Payment of Additional Amounts
The Company will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes of each series such additional amounts as are necessary in order that the net amount of the principal of and interest on the Notes received by a beneficial owner who is not a United States person (as defined below), after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount that would have been received by such beneficial owner if such tax had not been withheld or deducted; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

1. to any tax, assessment or other governmental charge that is imposed by reason of the holder (or the beneficial owner for whose benefit such holder holds such Note), or a fiduciary, settlor, beneficiary, member or shareholder of the holder or beneficial owner if the holder or beneficial owner is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

a. being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States;

b. having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of the notes, the receipt of any payment or the enforcement of any rights hereunder), including being or having been a citizen or resident of the United States;

c. being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation for United States income tax purposes or a corporation that has accumulated earnings to avoid United States federal income tax; or

d. being or having been a “10-percent shareholder” of the Company as defined in section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”) or any successor provision;

2. to any holder that is not the sole beneficial owner of the Notes, or a portion of the Notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficial owner with respect to the holder, a beneficiary or settlor with respect to the fiduciary, or a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

3. to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the Notes, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

4. to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by the Company or a paying agent from the payment;

5. to any tax, assessment or other governmental charge that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

6. to any estate, inheritance, gift, sales, excise, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge;

7. to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note, if the holder or beneficial owner would have been able to avoid such withholding by presenting the Note (where presentation is required) to another available paying agent;

8. to any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

9. to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner being a bank (i) purchasing the Notes in the ordinary course of its lending business or (ii) that is neither (A) buying the Notes for investment purposes only nor (B) buying the Notes for resale to a third-party that either is not a bank or holding the Notes for investment purposes only;

10. to any tax, assessment or other governmental charge imposed under Sections 1471 through 1474 of the Code (or any amended or successor provisions), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Code; or

11. in the case of any combination of items (1), (2), (3), (4), (5), (6), (7), (8), (9) and (10).
The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the Notes. Except as specifically provided under this heading, the Company will not be required to make any payment for any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision with respect to the Notes.
As used under this heading and under the heading “-Redemption for Tax Reasons,” the term “United States” means the United States of America, the states of the United States, the District of Columbia, and any political subdivision thereof, and the term “United States person” means any individual who is a citizen or resident of the United States for U.S. federal income tax purposes, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), or any estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Book-Entry and Settlement
The Company has obtained the information under this heading “- Book-Entry and Settlement” concerning Clearstream and Euroclear and their book-entry systems and procedures from sources that the Company believes to be reliable. The Company takes no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems under this heading “- Book-Entry and Settlement” reflects the Company’s understanding of the rules and procedures of Clearstream and Euroclear as they are currently in effect. Those clearing systems could change their rules and procedures at any time.
The Notes of each series are represented by one or more fully registered global notes. Each such global note has been deposited with, or on behalf of, a common depositary, and registered in the name of the nominee of the common depositary for the accounts of Clearstream and Euroclear. Each such global security was deposited with The Bank of New York Mellon, as common depositary (the “Common Depositary”) and registered in the name of the Common Depositary or its nominee.
Except as set forth below, the global notes may be transferred, in whole and not in part, only to Euroclear or Clearstream or their respective nominees. A holder may hold its interests in the global notes in Europe through Clearstream or Euroclear, either as a participant in such systems or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream’s or Euroclear’s names on the books of their respective depositaries. Book-entry interests in the Notes and all transfers relating to the Notes are reflected in the book-entry records of Clearstream and Euroclear. The address of Clearstream is 42 Avenue JF Kennedy, L-1855 Luxembourg, Luxembourg, and the address of Euroclear is 1 Boulevard Roi Albert II, B-1210 Brussels, Belgium.
Any secondary market trading of book-entry interests in the Notes will take place through Clearstream and Euroclear participants and will settle in same-day funds. Owners of book-entry interests in the Notes will receive payments relating to their Notes in euro, except as described above.
 Clearstream and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow the Notes to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.
The policies of Clearstream and Euroclear will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the Notes held by them. The Company has no responsibility for any aspect of the records kept by Clearstream or Euroclear or any of their direct or indirect participants. The Company also does not supervise these systems in any way.
Clearstream and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. They are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.
Except as provided below, owners of beneficial interests in the Notes are not entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders of the Notes under the Indenture, including for purposes of receiving any reports delivered by the Company or the Trustee pursuant to the Indenture. Accordingly, each person owning a beneficial interest in a Note must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of Notes.
Certificated Notes
If the depositary for any of the Notes represented by a registered global note is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue Notes in definitive form in exchange for the registered global note that had been held by the depositary. Any Notes issued in definitive form in exchange for a registered global note will be registered in the name or names that the depositary gives to the Trustee or other relevant agent of the Trustee. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global note that had been held by the depositary. In addition, the Company may at any time determine that the Notes shall no longer be represented by a global note and will issue Notes in definitive form in exchange for such global note pursuant to the procedure described above.
Trustee, Paying Agents and Security Registrar
The Bank of New York Mellon Trust Company, N.A. is the trustee under the Indenture governing the Notes. The Bank of New York Mellon, London Branch, is the paying agent for the notes in London.
Base Indenture Provisions

Governing Law
The Notes and the Indenture are governed by the laws of the State of New York.
Consolidation, Merger and Sale of Assets
The Company may not merge or consolidate with any other entity or sell or convey all or substantially all of its assets to any person, firm, corporation or other entity, except that the Company may merge or consolidate with, or sell or convey all or substantially all of its assets to, any other entity if:

•
the Company is the continuing entity or the successor entity (if other than us) is organized and existing under the laws of the United States of America, a State thereof or the District of Columbia and the successor entity expressly assumes payment of the principal of and interest on all the debt securities, and the performance and observance of all of the covenants and conditions of the Indenture to be performed by the Company; and

•	there is no default under the Indenture.
Upon such a succession, the Company will be relieved from any further obligations under the applicable indenture. For purposes of this subsection, “substantially all of the Company’s assets” means, at any date, a portion of the non-current assets reflected in the Company’s consolidated balance sheet as of the end of the most recent quarterly period that represents at least 66 2/3% of the total reported value of such assets.

Events of Default
A holder of Notes will have special rights if an Event of Default occurs and is not cured. The term “Event of Default” means any of the following with respect to a series of Notes:

•	the Company does not pay interest on a series of Notes within 30 days of the due date;

•	the Company does not pay the principal of or premium, if any, on a series of Notes on the applicable due date;

•	the Company does not pay any sinking fund installment on a series of Notes within 30 days of the due date;

•
the Company remains in breach of any other covenant or warranty in Notes of such series or in the Indenture for 90 days after the Company receives a notice of default stating that the Company is in breach, as provided in the Indenture; or

•	certain events of bankruptcy, insolvency or reorganization occur.
Remedies If an Event of Default Occurs.
If an Event of Default has occurred and continues with respect to a series of Notes, the Trustee or the holders of not less than 25% in principal amount of the Notes of the affected series may declare the entire principal amount of all of Notes of the affected series to be due and immediately payable. This is called a “declaration of acceleration of maturity.” Under some circumstances, a declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the Notes of that series.
The Trustee generally is not required to take any action under the Indenture at the request of any holders unless one or more of the holders has provided to the Trustee security or indemnity reasonably satisfactory to it.
If reasonable protection from expenses and liabilities is provided, the holders of a majority in principal amount of the outstanding Notes of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee and to waive certain past defaults regarding the relevant series. The Trustee may refuse to follow those directions in some circumstances.

If an Event of Default occurs and is continuing regarding a series of Notes, the Trustee may use any sums that it holds under the Indenture for its own reasonable compensation and expenses incurred prior to paying the holders of Notes of that series.
Before any holder of any series of Notes may institute an action for any remedy, except payment on such holder’s debt security when due, the holders of not less than 25% in principal amount of the Notes of that series outstanding must request the Trustee to take action. Holders must also offer and give the Trustee satisfactory security and indemnity against liabilities incurred by the Trustee for taking such action.
“Street Name” and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the Trustee and to make or cancel a declaration of acceleration.
The Company will furnish every year to the Trustee a written statement of certain of the Company’s officers certifying that, to their knowledge, the Company is in compliance with the Indenture and the Notes, or else specifying any default.
No Event of Default regarding one series of Notes is necessarily an Event of Default regarding any other series of Notes.
Satisfaction and Discharge
The Indenture will be satisfied and discharged if:

•	the Company delivers to the Trustee all debt securities then outstanding under the Indenture, including any Notes then outstanding, for cancellation; or

•
all debt securities under the Indenture not delivered to the Trustee for cancellation, including any Notes then outstanding, have become due and payable, are to become due and payable within one year or are to be called for redemption within one year and the Company deposits an amount sufficient to pay the principal, premium, if any, and interest to the date of maturity, redemption or deposit (in the case of debt securities that have become due and payable), as the case may be, provided that in any case the Company has paid all other sums payable under the Indenture.

Defeasance and Covenant Defeasance
The Indenture provides that:

•	the Company may elect either:

•
to defease and be discharged from any and all obligations with respect to any Notes of such series (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold moneys for payment in trust) (“defeasance”); or

•	to be released from its obligations with respect to applicable restrictions under the Base Indenture; and

•
the Events of Default described in the third, fourth and sixth bullets under “- Events of Default” above will not be Events of Default under the Indenture with respect to such series of Notes (“covenant defeasance”), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money or certain U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of (and premium, if any) and interest on such Notes, on the scheduled due dates.

In the case of defeasance, the holders of such Notes are entitled to receive payments in respect of such Notes solely from such trust. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the holders of the Notes affected thereby will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance described above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture.